# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maze Therapeutics, Inc., CIK 0001842295
CUSIP: 578784100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 171 OYSTER POINT BOULEVARD, SUITE 300, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000902664-25-002323
Filed by CIK 0001410830

## Reporting persons
- Matrix Capital Management Company, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,653,684; sole dispositive power 0; shared dispositive power 1,653,684; aggregate amount beneficially owned 1,653,684 (3.5% of the class)
- DAVID E. GOEL: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,653,684; sole dispositive power 0; shared dispositive power 1,653,684; aggregate amount beneficially owned 1,653,684 (3.5% of the class)

## Item 1. Issuer
Name of issuer: Maze Therapeutics, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Boulevard, Suite 300, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Matrix Capital Management Company, LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to Matrix Capital Management Master Fund, LP (the "Matrix Fund"), with respect to the shares of common stock, par value $0.001 per share (the "Shares") of Maze Therapeutics, Inc. (the "Company") directly held by the Matrix Fund; and

(ii) Mr. David E. Goel (the "Mr. Goel"), the Managing General Partner of the Investment Manager, with respect to the Shares directly held by the Matrix Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, MA 02451.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Goel is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 47,850,886 Shares outstanding, which is the sum of (i) 43,850,884 Shares outstanding as of August 6, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on August 12, 2025 and (ii) 4,000,002 Shares issued in the private placement as described in the Current Report on Form 8-K filed with the SEC on September 11, 2025.
Percent of class: 3.5%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Matrix Capital Management Company, LP: /s/ David E. Goel, David E. Goel, Managing General Partner (11/13/2025)
- DAVID E. GOEL: /s/ David E. Goel, David E. Goel, individually (11/13/2025)